UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: March 27, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 26, 2009, entitled “CNOOC Ltd.Announces Two New Discoveries in Bohai Bay”.

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

 CNOOC Ltd. Announces Two New Discoveries in Bohai Bay

(Hong Kong, March 26, 2009) - CNOOC Limited (the “ Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the Company has successfully drilled two new oil and gas discoveries – Bozhong (BZ) 2-1 and Qinhuangdao (QHD) 29-2.

BZ 2-1 is located in the west of Bozhong Sag, about 6 kilometers southeast of BZ 3-2 oil field. The discovery well BZ 2-1-2 penetrated oil pay zones with total thickness of 50.9 meters. The well drilled to a total depth of 3,910 meters, with water depth of about 26 meters.

The well was tested to flow at an average rate of 1,270 barrels of oil and 393 thousand cubic feet of natural gas per day via 11.91mm choke. BZ 2-1 is another breakthrough in Bozhong Sag since QHD 35-2, which was found last year. The new discovery further proved the exploration potential in Bozhong Sag.

Another new discovery QHD 29-2 is located in southeast of Qinnan Sag. The discovery well QHD 29-2-1 is located on QHD 29-2 structure, with a total depth of 3,991 meters. It encountered oil pay zones with total thickness of 34.7 meters and gas pay zones of 47.9 meters. The water depth averages approximately 27 meters.

The Company has carried out drill stem test for four layers, and the well flowed at an average rate of 3,930 barrels of oil and 15.2 million cubic feet of natural gas per day. This discovery stands as the Company’s new footprint of exploration in Qinnan Sag.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “These delightful results brought a brilliant start up for the Company’s independent exploration activities in 2009. Both of the structures are on large scale with thick oil pays, and contain light crude. It is of the significance to improve the current heavy oil dominant asset profile in Bohai Bay. “

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com